Exhibit 10(ll)

CenterPoint Energy, Inc.
Summary of Non-Employee Director Compensation

The following is a summary of compensation paid to the non-employee directors of CenterPoint Energy, Inc. (the “Company”) effective April 24, 2008. For additional information regarding the compensation of the non-employee directors, please read the definitive proxy statement relating to the Company’s 2010 annual meeting of shareholders to be filed pursuant to Regulation 14A.

•	Annual retainer fee of $50,000 for Board membership;

•	Fee of $2,000 for each Board or Committee meeting attended;

•	Supplemental annual retainer of $15,000 for serving as a chairman of the Audit Committee;

•	Supplemental annual retainer of $10,000 for serving as a chairman of the Compensation Committee; and

•	Supplemental annual retainer of $5,000 for serving as a chairman of any other Board committee.

The Chairman receives the compensation payable to other non-employee directors plus supplemental compensation pursuant to a letter agreement with the Company incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

Stock Grants. Each non-employee director may also receive an annual grant of up to 5,000 shares of CenterPoint Energy common stock which vest in one-third increments on the first, second and third anniversaries of the grant date. Upon the initial nomination to the Board, in addition to the annual grant, a non-employee director may be granted a one-time grant of up to 5,000 shares of CenterPoint Energy common stock.

Deferred Compensation Plan. Directors may elect each year to defer all or part of their annual retainer fees, including committee chairman fees, and meeting fees. Directors participating in these plans may elect to receive distributions of their deferred compensation and interest in three ways: (i) an early distribution of either 50% or 100% of their account balance in any year that is at least four years from the year of deferral up to the year in which they reach age 70, (ii) a lump sum distribution payable in the year after they reach age 70 or upon leaving the Board of Directors, whichever is later, or (iii) 15 annual installments beginning on the first of the month coincident with or next following age 70 or upon leaving the Board of Directors, whichever is later.

Director Benefits Plan. Non-employee directors elected to the Board before 2004 participatd in a director benefits plan under which a director who served at least one full year would receive an annual cash amount equal to the annual retainer (excluding any supplemental retainer) in effect when the director terminated service. In accordance with the transition rules under Section 409A of the Internal Revenue Code, the Board amended the plan to freeze future benefit accruals under the plan effective December 31, 2008 and to provide commencement of payments as of February 1, 2009. Each active director participating in this plan was given the opportunity to make a one-time irrevocable election by December 31, 2008 as to the payment form.  Each active director elected a lump sum payment; therefore, all accrued benefits under the plan were paid on February 1, 2009.

Executive Life Insurance Plan. Non-employee directors who were elected to the Board before 2001 participate in CenterPoint Energy’s executive life insurance plan. This plan provides endorsement split-dollar life insurance with a death benefit of $180,000 with coverage continuing after the director’s termination of service at age 65 or later. Directors elected to the Board after 2000 may not participate in this plan.